Tidal Trust II
234 West Florida Street, Suite 700
Milwaukee, WI 53204

March 6, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Tidal Trust II (the “Trust”)
File Nos. 333-264478, 811-23793
Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 394 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Commission (Accession No. (0001999371-25-011017) on August 11, 2025, for the purpose of making material changes to the registration statement of the Defiance Hot Sauce Daily 2X Strategy ETF (the “Fund”), an existing series of the Trust, including a proposed change of the Fund’s name.

The Amendment was originally scheduled to become effective on October 10, 2025. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed for designating a later date upon which the Amendment would have become effective:

●	Post-Effective Amendment No. 440 (filed on October 9, 2025, Accession No. 0001999371-25-015012);
●	Post-Effective Amendment No. 462 (filed on November 7, 2025, Accession No. 0001999371-25-017214 );
●	Post-Effective Amendment No. 489 (filed on December 9, 2025, Accession No. 0001999371-25-019848);
●	Post-Effective Amendment No. 511 (filed on January 8, 2026, Accession No. 0001999371-26-000421); and
●	Post-Effective Amendment No. 524 (filed on February 6, 2026, Accession No. 0001999371-26-002693).

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of each of the Delaying Amendments.

The withdrawal of the Amendment and each of the Delaying Amendments relates solely to the Fund. No securities were sold in connection with the Amendment or the Delaying Amendments. The Trust has determined not to proceed with the proposed material changes, or with the proposed Fund name change, as was reflected in the Amendment being withdrawn.

If you have any questions or require further information, please contact David P. Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/ Eric W. Falkeis

Eric W. Falkeis
Chief Operating Officer
Tidal Investments LLC